UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SEABRIDGE GOLD INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

811916105

(CUSIP Number)

Robert A. Grauman, Esq.
Baker & McKenzie LLP
1114 Avenue of the Americas
New York NY 10036
(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811916105

1.	Names of Reporting Persons. FCMI FINANCIAL CORPORATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization ONTARIO, CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 8,556,232

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 8,556,232

11.			Aggregate Amount Beneficially Owned by Each Reporting Person 8,556,232

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

13.	Percent of Class Represented by Amount in Row (11) 22.9%

14.	Type of Reporting Person CO

CUSIP No. 811916105

1.	Names of Reporting Persons. PAN ATLANTIC BANK AND TRUST LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization BARBADOS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 8,001,232

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 8,001,232

11.			Aggregate Amount Beneficially Owned by Each Reporting Person 8,001,232

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

13.	Percent of Class Represented by Amount in Row (11) 21.4%

14.	Type of Reporting Person CO

CUSIP No. 811916105

1.	Names of Reporting Persons. ALBERT D. FRIEDBERG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 8,599,632

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 8,599,632

11.			Aggregate Amount Beneficially Owned by Each Reporting Person 8,599,632

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

13.	Percent of Class Represented by Amount in Row (11) 23.0%

14.	Type of Reporting Person IN

CUSIP No. 811916105

1.	Names of Reporting Persons. NANCY FRIEDBERG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 21,700

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 21,700

11.			Aggregate Amount Beneficially Owned by Each Reporting Person 21,700

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, no par value per share (the “Common Stock”) of Seabridge Gold Inc., a Canadian corporation (the “Issuer”). The principal executive office of the Issuer is located at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1.

Item 2.	Identity and Background

This Schedule 13D is being filed by FCMI Financial Corporation (“FCMI”), Pan Atlantic Bank and Trust Limited (“PABTL”) Albert D. Friedberg and Nancy Friedberg. FCMI, PABTL, Albert D. Friedberg and Nancy Friedberg are hereinafter referred to collectively as the “Filing Persons” and each, individually, as a “Filing Person.”

The following sets forth certain information regarding the Filing Persons:

FCMI. FCMI is an Ontario, Canada corporation having its registered and principal business office at Suite 250, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. FCMI’s principal business is management of its own investment portfolio.

PABTL. PABTL is a Barbados company registered under the International Financial Services Act 2002 of Barbados and is a wholly-owned subsidiary of FCMI. PABTL’s registered and principal business office is located at Musson Building, Second Floor, Hincks Street, P.O. Box 982, Bridgetown, Barbados, West Indies. The principal business of PABTL is treasury activity, merchant banking, securities trading, hedging and longer term investments in public and private securities and debt instruments.

ALBERT D. FRIEDBERG. Albert D. Friedberg is an individual and a citizen of Canada. Mr. Friedberg’s principal occupation is President and Director of FCMI. FCMI is the Friedberg family investment holding vehicle having its principal place of business at Suite 250, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. All of the outstanding shares of FCMI are held by Mr. Friedberg, members of his family, and trusts for the benefit of members of his family. Albert D. Friedberg retains possession of the voting and dispositive power over the FCMI shares held by members of the Friedberg family and trusts for the benefit of members of his family and, as a result, controls and may be deemed the beneficial owner of 100% of the outstanding shares and sole controlling person of FCMI. By virtue of his control of FCMI, Mr. Friedberg may be deemed to possess voting and dispositive power over the shares owned directly by FCMI and by its wholly-owned subsidiary, PABTL.

NANCY FRIEDBERG. Nancy Friedberg is an individual and a citizen of Canada. Ms. Friedberg is the wife of Albert D. Friedberg and her principal occupation is homemaker. Her address is 467 Lytton Boulevard, Toronto, Ontario M5N 1S5.

The sole officers and directors of FCMI are Mr. Friedberg and Mr. Henry Fenig. Mr. Fenig is a Canadian citizen. His principal occupation is Executive Vice President, Secretary and Director of FCMI, and his business address is c/o FCMI.

Information with respect to the directors and sole officer of PABTL is set forth in Schedule A to this Schedule 13D.

During the last five years, none of the Filing Persons and to their knowledge, none of the directors or officers of FCMI, or PABTL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was any of them a party to a civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On the date of this Schedule 13D, the Filing Persons are the beneficial owners a total of 8,599,632 shares of the Issuer’s Common Stock. The respective aggregate purchase prices for the shares paid by the Filing Persons for the shares of Common Stock owned directly by them were:

Filing Person	Purchase Price

PABTL	USD$ 30,854,400[1]
FCMI	CDN$ 4,608,100[2]
FCMI	USD$ 6,531,840[3]
Mr. Friedberg	CDN$ 64,318
Ms. Friedberg	CDN$ 64,318

1	Includes amounts paid in Canadian dollars and converted into US dollars at the exchange rate in effect at the time of the transaction.

2	180,000 shares

3	375,000 shares

Details with respect to the consideration paid for such shares by the Filing Persons and certain of their affiliates is provided in Item 5 below. Each of FCMI and PABTL acquired the shares owned directly by it utilizing funds from its working capital. In addition, PABTL and FCMI utilized extensions of credit in margin accounts which they maintain in the ordinary course of their investment activities and which are secured by collateral, including a portion of the shares of the Issuer’s Common Stock reported herein. Funds derived from working capital and margin credit extended to PABTL and FCMI may also in the future be used for the purchase of additional shares of Common Stock. The shares owned by Mr. Friedberg and Ms. Friedberg were initially acquired by the Friedberg Mercantile Deferred Profit Sharing Plan, (the “Plan”), for the benefit of employees of Friedberg Mercantile Group Ltd. and was funded by the Friedberg Mercantile Group Ltd. The Plan was dissolved in June 18, 2003 and the holdings of the Plan were distributed to the registered retirement accounts of the designated members of the Plan, including Mr. Friedberg and Ms. Friedberg.

Item 4.	Purpose of Transaction

The Filing Persons, Mr. Albert D. Friedberg, President, and a Director of FCMI, President of Toronto Trust Management Ltd., the Trustee for the Friedberg Foreign Bond Fund, Director of FCMI Corporate Services (Cayman) Ltd., the Director of the Friedberg Total Return Fixed Income Fund Ltd., and the President of Friedberg Commodity Management Inc, the General Partner of the Friedberg Total Return Fixed Income Fund LP, each a fund managed by Friedberg Mercantile Group Ltd. (“FMG”), an affiliate of FCMI (collectively, the “Affiliated Funds”), and Ms. Nancy Friedberg each became beneficial owners of the Issuer’s Common Stock prior to April 20, 2004, the date on which the Issuer’s Common Stock was listed on The American Stock Exchange (the “AMEX,” which subsequently changed its name to NYSE Alternext US LLC). The Filing Persons acquired the Common Stock beneficially owned by them on the date of this Schedule 13D for investment, and in the ordinary course of business, and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer. The Affiliated Funds acquired their shares of Common Stock for investment. In addition, on the date of the Issuer’s AMEX listing, Mr. Henry Fenig, Executive Vice President, secretary and a Director of FCMI, held options to purchase 80,000 shares of the Issuer’s Common Stock, which had been issued to Mr. Fenig as compensation for service as a director of the Issuer. On the date of this Schedule 13D, neither Mr. Fenig nor any of the Affiliated Funds beneficially owns any shares of Common Stock.

As part of the Filing Persons’ continuing evaluation of, and preservation of the value of, their investment in the securities of the Issuer, the Filing Persons may engage in discussions with and submit inquiries to and may respond to inquiries from, various persons, including, without limitation, the Issuer’s Board of Directors, management, other shareholders of the Issuer and other relevant parties concerning matters with respect to the Issuer and the Filing Persons’ investment in the Issuer’s securities, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Consistent with such objectives, Mr. Fenig became a director of the Issuer prior to April 20, 2004. Mr. Fenig stepped down from the Issuer’s board in June 2007. Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the matters referenced above, actions taken by the Issuer’s Board of Directors, the market price of the Common Stock, other investment opportunities available to the Filing Persons, conditions in the securities markets and general economic and industry conditions, the Filing Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, from time to time, acquire or cause affiliates to acquire additional Common Stock of the Issuer, dispose of some or all of their Common Stock of the Issuer or cause affiliates to dispose of some or all of their Common Stock of the Issuer, and/or continue to hold the Common Stock of the Issuer.

Except as described herein, the Filing Persons do not have (and, prior to the filing of this Schedule 13D, did not have) any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Filing Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

The shares of the Issuer’s Common Stock have been listed on the TSX Venture Exchange (formerly the Vancouver Stock Exchange) in Vancouver, British Columbia, Canada since September 1979, and the listing was transferred to the Toronto Stock Exchange on July 14, 2008. The Issuer listed its Common Stock on the AMEX on April 20, 2004.

At the time the Issuer’s shares became listed on the AMEX (at which time the Issuer became a reporting company under the Securities Exchange Act of 1934, as amended), the Filing Persons, together with the Affiliated Funds, were the beneficial owners of 5,848,052 shares of the Issuer’s Common Stock, constituting 21.14% of the 27,659,785 shares of Common Stock then outstanding. Of such 5,848,052 shares, 4,754,652 shares were held by PABTL, 1,050,000 were held by the Affiliated Funds and 21,700 shares were held directly by each of Mr. Friedberg and Ms. Friedberg. In addition, at such time, Mr. Fenig was the beneficial owner of 80,000 shares of Common Stock, all of which were issuable upon the exercise of options held by Mr. Fenig, constituting less than 1% of the outstanding Common Stock

The total purchase price for the 4,754,652 shares held by PABTL was CDN$4,390,000 (of which CDN$3,820,000 represented the purchase price of convertible debentures of the Issuer which were subsequently converted into Common Stock). The total purchase price of the Common Stock held by the Affiliated Funds was CDN$3,094,000, and the total purchase price for the 43,400 shares originally acquired by the FMG Plan and held by Mr. Friedberg and Ms. Friedberg was CDN$128,636 (based on an average per-share purchase price of CDN$2.96 for all shares of Common Stock purchased by the FMG Plan).

PABTL and the Affiliated Funds acquired the shares of Common Stock held by them at April 20, 2004 utilizing their respective working capital and, as to PABTL, margin credit extended to PABTL as described in Item 3. Mr. Friedberg and Ms. Friedberg acquired the shares of Common Stock beneficially owned by them on the dissolution of the Plan.

From time to time between April 2004 through February 2009, the Filing Persons, Mr. Fenig, and the Affiliated Funds effected transactions in the Issuer’s Common Stock including purchases and sales between and among the Filing Persons and their affiliates. Certain information regarding acquisitions and dispositions of Common Stock made during such period is set forth below. Except as noted below, each Filing Person or other person that purchased Common Stock utilized funds from its working capital to acquire the shares (and, as to PABTL and FCMI, margin credit extended to them as described in Item 3) or, in the case of natural persons, personal funds.

PABTL

In April 2004, PABTL acquired 175,000 shares of the Issuer’s Common Stock in a private placement by the Issuer for a total purchase price of CDN$787,500.

On September 30, 2005, PABTL purchased 1,000,000 shares of the Issuer’s Common Stock in a private placement directly from the Issuer for a total purchase price of CDN$5,000,000.

During 2006, PABTL acquired an aggregate of 361,500 shares at prices ranging from USD$9.65 to USD$10.20.

During 2008, PABTL purchased an aggregate of 1,710,080 shares of the Issuer’s Common Stock in open market transactions on the Toronto Stock Exchange and the NYSE Alternext US LLC at average prices ranging from CDN$16.23 and CDN$26.00 (for an aggregate of 175,000 shares) and ranging from USD$7.07 per share to USD$19.61 per share for the balance.

Affiliated Funds

Between May 5, 2006 and June 25, 2007, the Affiliated Funds sold a total of 763,200 shares of the Issuer’s Common Stock in public market transactions on the AMEX at average prices ranging from USD$12.50 to USD$14.00. On October 9, 2007 the Affiliated Funds sold an aggregate of 59,568 shares at prices ranging between USD$8.56 and USD$30.61.

Between April 30, 2008 and June 23, 2008, The Friedberg Global Macro Hedge Fund Ltd., another fund whose investment manager is FMG, acquired 144,800 shares of the Issuer at prices ranging between USD$20.14 and USD$20.77.

On February 18, 2009, The Friedberg Global Macro Hedge Fund Ltd. and the Affiliated Funds (other than the Friedberg Foreign Bond Fund which had liquidated its holdings of the Issuer in July 2006), sold an aggregate of 372,032 shares of the Issuer’s Common Stock on the NYSE Alternext US LLC at an average price of USD$17.41 per share. Upon completion of such sales, such funds had divested all shares of Common Stock previously owned by them.

Mr. Fenig

As a director of the Issuer, Mr. Fenig was granted compensatory options to purchase 80,000 shares of the Issuer’s Common Stock prior to the listing of the Issuer’s Common Stock on the AMEX in April 2004 and in January 2006 he was granted options to purchase 100,000 shares of the Issuer’s Common Stock subject to certain vesting conditions that were fully satisfied in July 2007. On November 6, 2006, Mr. Fenig exercised 50,000 options having an exercise price of CDN$0.60 per share to acquire 50,000 shares, and sold such 50,000 shares on November 7, 2006 to FCMI in a private transaction at a sale price of CDN$15.38 per share. On June 28, 2007, Mr. Fenig exercised 30,000 options having an exercise price of CDN$2.90 per share and sold such shares on June 29, 2007 to FCMI in a private transaction at a price of CDN$21.67 per share. On October 9, 2007 Mr. Fenig exercised 100,000 options having an exercise price of CDN$10.56 and sold the shares in a private transaction to FCMI at a price of CDN$31.89 per share.

FCMI

FCMI acquired 180,000 shares of the Issuer in private purchases from Mr. Fenig in November 2006, June 2007 and October 2007, as described in the preceding paragraph, for an aggregate purchase price of CDN$4,608,100. On February 17, 2009, FCMI acquired 375,000 shares at prices ranging from USD$17.25 and USD$17.40 for an aggregate purchase price of USD$6,531,840.

Except for (i) FCMI’s purchase of 375,000 shares of the Issuer’s Common Stock on February 18, 2009 and (ii) the Affiliated Funds’ sale of 372,032 shares of the Issuer’s Common Stock on that date, none of the Filing Persons have effected any transactions on the Issuer’s Common Stock in the 60 days preceding the filing of this Schedule 13D.

On the date of this Schedule 13D, the Filing Persons are the beneficial owners of, in the aggregate, 8,599,632 shares of Common Stock, representing 23.0% of the Issuer’s outstanding Common Stock (based on 37,386,185 shares outstanding, as reported by the Issuer in its Management’s Discussion and Analysis filed on March 27, 2009 with the SEDAR filing system maintained on behalf of the Canadian Securities Administrators (www.sedar.com)). The number of shares and the percentage of Common Stock beneficially owned by each Filing Person is as follows:

Name	Shares Directly Owned	Percentage Directly Owned	Shares Owned Beneficially		Percentage Owned Beneficially

PABTL	8,001,232	21.4%	8,001,232		21.4%
FCMI	555,000	1.5%	8,556,232	[1]	22.9%
Nancy Friedberg	21,700	0.1%	21,700		0.1%
Albert Friedberg	21,700	0.1%	8,599,632	[2]	23.0%

[1]	Includes 8,001,232 shares owned directly by PABTL.

[2]	Includes 8,001,232 shares owned directly by PABTL, 555,000 shares owned directly by FCMI and 21,700 shares owned by Ms. Friedberg.

All shares reported as beneficially owned by FCMI, PABTL, Nancy Friedberg and Albert D. Friedberg are presently outstanding. Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the sole beneficial owner of all of the Common Stock owned by FCMI. By virtue of his control of FCMI, Mr. Friedberg may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiary, PABTL. Except for such beneficial ownership by Albert D. Friedberg, none of the directors or officers of FCMI or PABTL beneficially own any Common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 3 above, PABTL and FCMI maintain margin accounts in connection with their investment activities, under which borrowings and security (which include the shares of the Issuer’s Common Stock reported herein) vary from time to time. Otherwise, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) presently in effect among the Filing Persons or between any of the Filing Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

The following document is filed as an exhibit to this Schedule 13D:

Exhibit	Agreement

99.1	Joint Filing Agreement

Signatures

          After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2009

FCMI FINANCIAL CORPORATION

By:	/s/ Henry Fenig

Name: Henry Fenig
Title: Executive Vice President

PAN ATLANTIC BANK AND TRUST LIMITED

By:	/s/ Robert Bourque

Name: Robert Bourque
Title: Managing Director

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg

Name: Albert D. Friedberg

NANCY FRIEDBERG, individually

/s/ Nancy Friedberg

Name: Nancy Friedberg

SCHEDULE A

The members of the board of directors of Pan Atlantic Bank and Trust Limited, their present principal occupations or employment (including the name, principal business and address of any such employer), and their residential addresses, are set forth below. Except as set forth below, the business address of all members of the board of directors is Musson Building, Third Floor, Hincks Street, P.O. Box 982, Bridgetown, Barbados, West Indies. Messrs. Payne, Weatherhead and Prescod are citizens of Barbados, Mr. Begg and Mr. Bourque are citizens of Canada, and Mr. Cruz is a citizen of Chile.

Name	Principal Occupation or Employment

Curtis Begg	Managing Director, Barrington Investments Limited
Garden Cottage
15 Queen Street
Hamilton, HM 11
Bermuda

Anscele R.B. Payne	Retired, Former Banker

Peter A. Weatherhead	Retired, Former Banker

Gale B. Prescod	Attorney-at-Law, Thompson & Associates
Dewsbury House, Aquatic Gap
Bay Street, St. Michael
Barbados

Robert J. Bourque	Managing Director, Pan Atlantic Bank and Trust Limited

Sergio Carlos Cruz	Partner, Cruz y Compañía Abogados
Agustinas 640, piso 15
Santiago, Chile

The only corporate officer of Pan Atlantic Bank and Trust Limited is the corporate secretary. The name and business address of the corporate secretary is The Corporate Secretary Limited, White Park House, White Park Road, Bridgetown, Barbados BB11135. The corporate secretary functions solely in an administrative capacity.